Exhibit 4(k)

PROTECTIVE LIFE INSURANCE COMPANY

P.O. BOX 2606

BIRMINGHAM, ALABAMA 35202

Section 457 Deferred Compensation Plan

Endorsement

The Contract to which this Endorsement is attached is modified as of the Effective Date as follows:

1.                                       This Contract was issued to an eligible employer as defined in Code Section 457. Such employer is the Owner and Beneficiary. The Annuitant has no vested rights in the Contract. This Contract is subject to the rights of the general creditors of the Owner. All payments under the Contract will be made to the Owner.

2.                                       The Owner agrees that amounts payable from the Contract will not be made available to the Annuitant any earlier than when the Annuitant (1) attains age 70½, (2) separates from service with his employer under this Endorsement, or (3) is faced with an unforeseeable emergency, as defined by Federal tax laws and regulations.

3.                                       Protective Life Insurance Company has the limited right to amend this Contract at any time without the Owner’s consent to conform the Contract to changes in the Internal Revenue Code or in regulations or rulings of the Internal Revenue Service relating to Section 457 Deferred Compensation Plans, subject to the approval of the insurance regulator of the state in which this Contract was issued. We will promptly provide the Owner with a copy of any such amendment.

4.                                       The terms of this Endorsement control over any contrary provision of the Contract. Use of the masculine pronoun herein shall be deemed to refer, as applicable, to the feminine and neuter genders.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

/s/ Deborah J. Long
Deborah J. Long
Secretary

IPV-2012	1994